                                                                  EXHIBIT (a)(8)

                                 June 22, 2001

     Dear Employee:

     On June 12, we distributed an offer to exchange certain stock options outstanding under our 1989 Restated Stock Option Plan with an exercise price of more than $10.00 held by our U.S. employees (except employees who, as of April 18, 2001, were former officers of Captaris are not eligible to participate) for new options to be granted under either the 2000 Non-Officer Employee Stock Compensation Plan or the 1989 Plan.

     In response to comments we received as part of the SEC's normal review of the exchange offer documents, today we filed an amendment to our SEC filing that clarifies several points in the offer and makes a few small changes. We would like to take this opportunity to provide you with a few updates and clarifications related to that amendment.

     First, we have extended the expiration of the offer to midnight on July 10, 2001. Accordingly, in order to participate in the offer, you must properly complete, sign and deliver the Election Form or a facsimile thereof to us before midnight on July 10, 2001.

     Second, please refer to the Stock Option Exchange Election Form:

     . We have requested that you return an election form to us even if you do not elect to tender your eligible options. If you do not provide us with an election form by the new expiration date (midnight on July 10), we will assume that you are not participating in the exchange. If you do not turn in the election form, your eligible options will not be cancelled and you will not be eligible to receive replacement options under the terms of the offer to exchange.

     . The second sentence of the fourth paragraph that you must initial on the election form has been amended to read as follows: "In such an event, I acknowledge that my tendered options will remain outstanding in their current form."

     . The first sentence of the second to last paragraph that you must initial on the election form has been amended to read as follows: "I acknowledge that the new options to be granted in this exchange will not begin vesting until six months after they are granted and that any vesting that has accrued under the eligible options that I am tendering for exchange will not be carried forward into the new options."

     The amendments to the election form described in the last two bullets above are effective for all elections whether made before or after today. You may still use the election form that was provided to you in your packet on June 12, and the new language will apply to all election forms received by us regardless of the wording in the actual document you sign.

     We would like to thank you for the responses we have had so far regarding the offer to exchange. We encourage you to direct any and all questions regarding the exchange to either Shan Koenig at shankoenig@captaris.com or to me at jeffdecillia@captaris.com. You may also call either of us at (425) 820-6000.


     Jeff deCillia

                                      -2-